ASIA SPECIAL SITUATION ACQUISITION CORP. ANNOUNCES PROPOSED ACQUISITIONS TO FORM A REINSURANCE GROUP WITH POST TRANSACTION ASSETS OF APPROXIMATELY $1.5 BILLION

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD JANUARY 19, 2010, TO VOTE UPON THE PROPOSED TRANSACTIONS

NEW YORK, New York, January 7, 2010 – Asia Special Situation Acquisition Corp. (“ASSAC”) (Amex: CIO) today announced that an Extraordinary General Meeting of Shareholders will be held on January 19, 2010, to vote upon the acquisition of up to three insurance companies and approximately $650.0 million of assets of two unaffiliated families of hedge funds. Shareholders also will vote to change the company’s name to Gerova Capital Corp.

The Extraordinary General Meeting of Shareholders will be held 10:00 a.m. EST, January 19, 2010 at the offices of Hodgson Russ LLP, New York, New York.  The full meeting agenda is detailed in the definitive Proxy Statement, a draft of which will be filed by January 7, 2010, with the Securities and Exchange Commission as an exhibit to our Form 6-K interim report.  The definitive Proxy Statement will be mailed on January 8, 2010, to all shareholders of record, as of the close of business on January 4, 2010.

Acquisition Targets and Transaction Highlights

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Acquisition of two profitable specialty reinsurance companies engaged in the reinsurance of life insurance and property and casualty insurance and the business of investment management with total post transaction assets of approximately $1.5 billion;

•	A simultaneous all-stock acquisition of approximately $650.0 million of assets from two hedge funds principally consisting of performing, non-real estate senior secured commercial loans;

•	Transactions result in a strong balance sheet with low leverage and net equity of $832.6 million, representing an equity-to-assets ratio of 0.55 times;

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Strong cash flow generation resulting from an investment portfolio concentrated in higher yielding fixed income investments, consisting of senior secured commercial loans to the energy, insurance and legal industries;

•	Enhanced balance sheet will permit the expansion of credit portfolio by taking advantage of the dislocation in the credit markets and the associated undersupply of traditional sources of credit;

•	The fixed income asset backed lending funds managed by Stillwater Capital Partners, were ranked as the #1 Risk Adjusted funds in their asset class for 2006, 2007 and 2008; and

•	Addition of a proven senior management team, including incoming Chairman and Chief Executive Officer, Marshall Manley.

Manley has had a long and distinguished career in business, including serving as President and CEO of City Investing Co., a Fortune 200, NYSE-listed company.  Included among the major and better known subsidiaries of City Investing was Home Insurance Company, then the 16th largest property and casualty insurance company in the United States. Manley was President and CEO of Home Group (which later changed its name to AmBase Corp.), an NYSE-listed diversified financial services company that provided property and casualty insurance and reinsurance, capital market, wealth management, real estate development, banking, insurance premium financing, venture capital investing and mortgage services.  Manley also served as Chairman of Home Insurance Co., subsidiary of Home Group.  Usi Re, another subsidiary of Home Group, was the 13th largest reinsurance company in the United States.  Prior to his corporate career, Manley was a prominent practicing attorney and served as a named partner at two major Los Angeles law firms.

Marshall Manley said, “We believe there is a significant opportunity to acquire insurance books of business and performing financial assets at appropriate discounts.  This opportunity comes about due to the fact that certain financial institutions are required to sell such assets to comply with regulatory capital requirement.  In appropriate situations such assets can be redeployed to enable our insurance subsidiaries to significantly enhance their profit potential.”

Upon approval of our shareholders, the Company will acquire an 81.5% interest in Allied Provident Insurance Co., Ltd., a Barbados property and casualty insurer.  In addition to acquiring Allied Provident, the Company has entered into a non-binding letter of intent to acquire, for $7.0 million, Northstar Group Inc., a Bermuda corporation that owns two insurance companies, Northstar Reinsurance Ltd. – Bermuda and Northstar Reinsurance Ltd. – Ireland.  Subject to a number of conditions, including execution of definitive agreements, and certain regulatory and senior lender approvals, the Company anticipates that it will acquire the Northstar Companies in February or March 2010, or as soon thereafter as is practicable.

Subject to obtaining approval of our shareholders, the Company will also acquire approximately $540.0 million of net assets of the Stillwater Funds, the majority of which consists of performing senior secured commercial loans to the insurance, legal and energy industries. The Stillwater Asset Backed Fund was ranked by HedgeFund.net as the #1 Risk Adjusted fund in its asset class for 2006, 2007 and 2008.  In addition to the Stillwater Funds, and upon approval of ASSAC’s shareholders, ASSAC will acquire about $114.0 million of assets and investments held by Wimbledon Financing Master Fund Ltd. and Wimbledon Real Estate Financing Fund Ltd., Cayman Islands companies, managed by Weston Capital Asset Management of West Palm Beach, FL.

Transaction Terms

Other than Northstar, each of the transactions is an all-stock acquisition where the sellers have agreed to accept ASSAC shares as payment for the acquired assets.  As consideration for the purchase of the Allied Provident, the Stillwater Funds and the Wimbledon Funds, ASSAC will issue approximately $735 million of its 5% Series A convertible preferred shares.  The preferred shares automatically start to convert at $7.50 per share into ordinary shares, beginning July 31, 2010, at the rate of 16-2/3% of such ordinary shares per month for the remaining six months, converting all the 5% preferred shares will be converted into ordinary shares by December 31, 2010.  However, the number of ASSAC ordinary shares to be issued upon conversion of the preferred shares is expected to be reduced as a result of post-closing adjustments based upon the appraisals of the net asset values as of December 31, 2009, of a majority of the invested assets of the funds.  A detailed description of the terms of the Company’s preferred shares will be set forth in our Proxy Statement.

About Asia Special Situation Acquisition Corp.

Asia Special Situation Acquisition Corp is a special purpose acquisition company formed in 2007 originally for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets that is either located in Asia (which, for this purpose includes Australia), provides products or services to consumers located in Asia or invests in Asia.  Although, as will be described in our Proxy Statement, we have made concerted efforts to acquire one or more businesses located in or providing products or services to customers located in Asia, our board of directors has determined that the transactions described above will provide more significant benefits to our shareholders and are recommending that they approve these transaction notwithstanding our original acquisition focus.  The Company’s initial public offering (“IPO”) of units was consummated on January 23, 2008, raising net proceeds of approximately $115 million (which includes the proceeds of a private placement of 5,725,000 warrants for $5.725 million to its sponsor), of which $115 million of net proceeds was placed in a trust account immediately following the IPO. Each unit was sold to the public at $10.00, and is composed of one share of Company ordinary share and one warrant with an exercise price of $7.50.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, the target acquisitions and the Company’s business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) the Company’s ability to complete its proposed business combination with the target companies or assets within the specified time limits; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company’s target businesses or in approving the Transaction; (iii) success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of the Company’s public securities; (iv) the Company’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company’s filings with the SEC and those factors that will be listed in our Proxy Statement under “Risk Factors”.  The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 145, 165 and 425 of the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. On January 7, 2010, the Company intends to file with the SEC a Form 6-K which will include as an exhibit the definitive proxy statement we intend to mail on January 8, 2010, to our shareholders of record as of January 4, 2010 (the “Proxy Statement”).

The Company, the potential target companies and funds it intends to acquire and their respective directors and officers may be deemed to be participants in the solicitation of proxies for the special meetings of the Company’s Shareholders to be held to approve the proposed transactions referred to herein and to be more fully described in our Proxy Statement The underwriters of the Company’s initial public offering and other investment bankers or advisors we engage (the “Advisors”) may provide assistance to the Company, the target companies and their investment or portfolio managers and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. A substantial portion of the underwriters’ fees relating to the Company’s initial public offering were deferred pending stockholder approval of the Company’s initial business combination, and Shareholders are advised that the underwriters and such other Advisors have a financial interest in the successful outcome of the proxy solicitation. In connection with the proposed transaction, the Company will file on January 7, 2010 with the Securities and Exchange Commission a Proxy Statement that will be mailed to shareholders of record on January 8, 2010. The Company’s Shareholders are advised to read, when available, the Proxy Statement and other documents filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Extraordinary General Meeting of Shareholders because these documents will contain important information. The definitive Proxy Statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission’s website at http://www.sec.gov.

Contact:
Richard Stern
Stern & Co.
212 888-0044
richstern@sternco.com